Exhibit 99.2

Q3 2022

Condensed Interim Consolidated Financial Statements (Unaudited)

Condensed Interim Consolidated Statements of Financial Position
(Unaudited)
(In thousands of US dollars)

		As at September 30, 2022	As at December 31, 2021
	Notes	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		11,636	32,306
Accounts receivable		-	8,280
Prepaid expenses, deposits and receivables		2,367	3,076
TOTAL CURRENT ASSETS		14,003	43,662

NON-CURRENT ASSETS
Right-of-use assets, net	3	1,301	1,177
Property, plant and equipment, net		736	464
Patent rights, net		2,031	1,919
TOTAL NON-CURRENT ASSETS		4,068	3,560
TOTAL ASSETS		18,071	47,222

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities		8,335	5,616
Current portion of lease liabilities	3	320	346
Deferred revenues	4	1,206	-
Warrant derivative liability	5	39	4,930
TOTAL CURRENT LIABILITIES		9,900	10,892

NON-CURRENT LIABILITIES
Deferred income tax liabilities		56	56
Lease liabilities	3	1,160	981
TOTAL LIABILITIES		11,116	11,929

SHAREHOLDERS' EQUITY
Share capital	6	264,460	263,364
Contributed surplus – warrant reserve	7	11,749	11,749
Contributed surplus		15,107	14,067
Deficit		(284,361)	(253,887)
TOTAL SHAREHOLDERS' EQUITY		6,955	35,293
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		18,071	47,222
Commitments (Note 13)

Approved on behalf of the Board:

"signed"	"signed"
Cary G. Vance	Cathy Steiner
President and CEO	Chair, Audit Committee

Q3, 2022 Interim Financial Results	See accompanying notes to these condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of US dollars)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2022	2021	2022	2021
		$	$	$	$
Revenues		-	-	-	10,093

Expenses
Research and development	8,9	7,612	10,714	26,721	28,358
General and administrative	8,9	3,008	3,358	8,668	9,565
Total expenses		10,620	14,072	35,389	37,923
Net loss from operations		(10,620)	(14,072)	(35,389)	(27,830)

Other Expenses (Income)
Finance income		(34)	(20)	(95)	(53)
Finance expense		42	60	77	60
Foreign exchange (gain) loss		(34)	(3)	(6)	56
Gain on fair value of warrant	5	(224)	(5,554)	(4,891)	(3,604)
Total other income		(250)	(5,517)	(4,915)	(3,541)
Net and comprehensive loss		(10,370)	(8,555)	(30,474)	(24,289)

Basic and fully diluted loss per share	10	(0.09)	(0.08)	(0.27)	(0.23)

Q3, 2022 Interim Financial Results	See accompanying notes to these condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of US dollars)

		Nine Months Ended September 30
	Note	2022	2021
		$	$
OPERATING ACTIVITIES
Net loss and comprehensive loss		(30,474)	(24,289)
Items not involving current cash flows:
Depreciation and amortization		563	403
Interest expense on lease liabilities		78	53
Share-based compensation expense	9(c)	2,134	3,620
Gain on change in fair value of warrants	5	(4,891)	(3,604)
Accrued interest on Note payable		-	115
Warrant liability-foreign exchange adjustment		-	44
Changes in non-cash working capital balances
Receivables		8,280	-
Prepaid expenses and deposits		709	(223)
Accounts payable and accrued liabilities		2,719	(441)
Deferred revenues		1,206	-
Cash used in operating activities		(19,676)	(24,322)
FINANCING ACTIVITIES
Exercise of Derivative warrants		2	8,000
January 2021 Equity Offering, net of issuance costs		-	10,375
February 2021 Equity Offering, net of issuance costs		-	21,093
Exercise of Equity warrants		-	1,985
Exercise of stock options		-	14
Proceeds from issuance of common shares		-	2,709
Note payable		-	135
Repayment of lease liabilities		(308)	(180)
Cash (used in) provided by financing activities		(306)	44,131
INVESTING ACTIVITIES
Purchase of property, plant and equipment		(474)	(333)
Purchase of patents		(214)	(268)
Cash used in investing activities		(688)	(601)

(Decrease) increase in cash and cash equivalents		(20,670)	19,208
Cash and cash equivalents, beginning of the period		32,306	25,469
Cash and cash equivalents, end of the period		11,636	44,677

Q3, 2022 Interim Financial Results	See accompanying notes to these condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)
(In thousands of US dollars)

	Share Capital		Contributed Surplus- Warrant Reserve	Contributed Surplus	Deficit	Total
Notes	000s	$	$	$	$	$
Balance, December 31, 2020	83,185	214,148	1,671	9,401	(239,029)	(13,809)

Derivative warrants exercised	8,000	8,000	-	-	-	8,000
Derivative warrants exercised - fair value adjustment	-	15,722	-	-	-	15,722
January 2021 equity offering, net of issuance costs	7,419	7,211	3,164	-	-	10,375
January 2021 equity offering, broker warrants	-	(1,384)	1,384	-	-	-
February 2021 equity offering, net of issuance costs	9,585	15,165	5,928	-	-	21,093
February 2021 equity offering, broker warrants	-	(1,238)	1,238	-	-	-
Equity warrants exercised	1,319	2,979	(994)	-	-	1,985
Equity warrants expired	-	-	(642)	642	-	-
Stock options exercised	20	27	-	(13)	-	14
Issuance of common shares	1,600	2,709	-	-	-	2,709
Stock-based compensation expense	-	-	-	3,645	-	3,645
Net loss and comprehensive loss	-	-	-	-	(24,289)	(24,289)
Balance, September 30, 2021	111,128	263,339	11,749	13,675	(263,318)	25,445

Balance, December 31, 2021	111,203	263,364	11,749	14,067	(253,887)	35,293
Stock-based compensation expense	-	-	-	2,134	-	2,134
RSUs exercised	688	1,094	-	(1,094)	-	-
Derivative warrants exercised	-	2	-	-	-	2
Net loss and comprehensive loss	-	-	-	-	(30,474)	(30,474)
Balance, September 30, 2022	111,891	264,460	11,749	15,107	(284,361)	6,955

Q3, 2022 Interim Financial Results	See accompanying notes to these condensed interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended September 30, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

1.NATURE OF BUSINESS

Titan Medical Inc. (“Titan” or the “Company”) is a medical technology company focused on enhancing robotic assisted surgery using innovative technologies. The Enos™ robotic single access surgical system (the “Enos System”) is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. By focusing on a single access point, the Company believes that patient trauma, post-operative pain and scarring can be reduced, and patients may be able to recover from surgery faster.

The Company is the successor corporation formed pursuant to two separate amalgamations under the Business Corporations Act (Ontario) on July 28, 2008. The address of the Company’s corporate office and its principal place of business is 76 Berkeley Street, Toronto, Ontario, Canada M5A 2W7. On May 29, 2020, the Company established Titan Medical USA Inc. (“Titan USA” or the “Subsidiary”), a Delaware corporation and a wholly owned subsidiary of the Company.

Going Concern

Since inception, the Company has devoted its resources to funding the development of the Enos System, which has resulted in an accumulated deficit of $284.4 million as of September 30, 2022. The Company’s Enos System has not been approved by any regulatory agency in any market so losses are expected to continue until the Enos System is commercialized and revenue from the Enos System can support the related costs to commercialize the platform.

The Company does not earn any revenues from the Enos System and is therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity, licensing or development agreements, or pursue non-dilutive funding sources available to the Company in the future. The continuation of the development of the Enos System and the commercialization of the Enos System is dependent upon the Company’s ability to successfully finance and complete the development program through a combination of equity financing and revenues from strategic partners. We have no current material sources of revenues from strategic partners.

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The going concern basis contemplates the realization of assets and the settlement of liabilities in the normal course of business as they come due for the foreseeable future. Management has forecasted that the Company’s current level of cash is expected to be able to fund operations into Q1 2023. The Company is actively pursuing additional financing to continue the development and regulatory process for the Enos System, but there is no assurance these initiatives will be successful, timely or sufficient. Consequently, the Company’s ability to continue as a going concern beyond Q1 2023 is dependent on its ability to secure additional financing. These circumstances cast significant doubt as to the ability of the Company to continue as a going concern and, hence, the appropriateness of the use of accounting principles applicable to a going concern.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Q3, 2022 Interim Financial Results

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended September 30, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

2.SIGNIFICANT ACCOUNTIING POLICIES

Statement of compliance

These Condensed Interim Consolidated Financial Statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these Condensed Interim Consolidated Financial Statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited Consolidated Financial Statements. Accordingly, these Condensed Interim Consolidated Financial Statements should be read in conjunction with our most recent annual audited Consolidated Financial Statements, for the year ended December 31, 2021. We have consistently applied the same accounting policies for all periods presented in these Condensed Interim Consolidated Financial Statements as those used in our audited Consolidated Financial Statements for the year ended December 31, 2021.

These Condensed Interim Consolidated Financial Statements were authorized for issue by the Board of Directors on November 9, 2022.

Basis of measurement

These Condensed Interim Consolidated Financial Statements have been prepared under the historical cost convention, except for the revaluation of certain financial liabilities to fair value. Items included in the financial statements of each consolidated entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the functional currency). These interim Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

Basis of consolidation

These Condensed Interim Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in these consolidated financial statements.

Estimates, assumptions, and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and the disclosure of contingent assets and liabilities at the reporting date. Uncertainty about these assumptions and estimates could result in adjustments to the carrying amount of an asset or liability or the reported amount of revenue and expense in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Key areas of judgment and estimation are as follows:

Leases

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use (“ROU”) asset. The IBR, therefore, requires estimation when no observable rates are available. The Company estimates the IBR using observable inputs such as market interest rates and is required to make certain entity-specific estimates such as the stand-alone credit rating.

Stock-based payments and warrants

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation and warrant reserves, which require the use of several input variables. Measurement date estimates include share price, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information of a comparable peer group), weighted average expected life of the instruments, expected dividends and the risk-free interest rate (based on government bonds). The inputs to the model are subject to estimate and changes in these inputs can materially impact the estimated fair value of stock-based payments and warrants.

Q3, 2022 Interim Financial Results

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended September 30, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

Asset impairments for non-financial assets and impairment reversals

The Company’s estimate of the recoverable amount for the purpose of impairment testing requires management to make assumptions regarding estimates of the present value of future cash flows including growth opportunities, economic risk, and the discount rate.

Revenue Recognition

The Company currently recognizes revenue when it has persuasive evidence of a contract, performance obligations have been identified and satisfied, payment terms have been identified, and it is probable that the Company will collect the consideration it is entitled to.

3.RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company leases its facility in Chapel Hill, North Carolina. This lease has remaining lease terms of approximately 3.8 years. The Company leased a facility in Toronto, Ontario for its corporate office. The Company does not have leases with residual value guarantees, or leases not yet commenced to which the Company is committed. Lease liabilities have been measured by discounting future lease payments using the Company’s incremental borrowing rate of 6.0% as rates implicit in the leases were not readily determinable. During Q2 2022, the Company amended its lease to acquire additional space and extended the lease term by 12 months to June 30, 2026. These amendments were discounted using an incremental borrowing rate (IBR) of 12.0% to reflect the current economic environment.

The following table summarizes the Company’s right-of-use assets outstanding at September 30:

2022
$
Balance, January 1	1,177
Additions	468
Revision to IBR	(85)
Amortization expense	(259)
Balance, September 30	1,301

The following table summarizes the Company’s lease liabilities outstanding at September 30:

2022
$
Balance, January 1	1,327
Additions	468
Revision to IBR	(85)
Interest expense	78
Repayments	(308)
Balance, September 30	1,480

Q3, 2022 Interim Financial Results

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended September 30, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

4.DEFERRED REVENUE

On September 12, 2022, the Company entered into an agreement with Medtronic (the “Medtronic Agreement”) that includes a limited development program, preclinical collaboration to evaluate the performance of various instruments and camera in gynecological procedures, and the potential for future activities associated with the commercial supply of instruments and cameras to Medtronic. The total commitment of work under the Medtronic Agreement is approximately $2.6 million, which the Company expects to complete in 2023. In May 2022, the Company received a purchase order from Medtronic for the $2.6 million and received a $1.2 million deposit in July 2022, which was recorded as deferred revenue and will be recognized as revenue upon fulfilling its performance obligations under the Medtronic Agreement along with the remaining receipt of approximately $1.4 million.

5.WARRANT DERIVATIVE LIABILITY

The warrant derivative liability arises from Company’s common share purchase warrants in connection with historical equity offerings. These warrants are priced in non-functional currency which resulted in having exercise prices that are not fixed and include features that have a cashless exercise option or a ratchet down provision. Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from the Company’s functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through Net and Comprehensive Loss. At each balance sheet date, the Warrant Liability of listed warrants is adjusted to fair value measured at the market price of the listed warrants and the Warrant Liability of unlisted warrants is adjusted to fair value using the Black-Scholes model.

There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expired unexercised.

	Number of Warrants Outstanding	Fair Value of Warrant Derivative
As at December 31, 2021	18,955,281	4,930
Expired	(1,009,444)	--
Exercised	(177)	--
Items that were classified to net loss:
Change in fair value	--	(4,891)
As at September 30, 2022	17,945,660	39

As at September 30, 2022, the following derivative warrants were outstanding:

Issue Date	Expiry Date	Exercise Price	Currency	Number Issued	Number Outstanding
		$
5-Dec-17	5-Dec-22	18.00	CAD	1,533,333	1,533,156
10-Apr-18	10-Apr-23	10.50	CAD	1,126,665	1,126,665
10-May-18	10-Apr-23	10.50	CAD	168,889	168,889
10-Aug-18	10-Aug-23	2.92	USD	7,679,574	6,661,068
21-Mar-19	21-Mar-24	3.95	USD	8,455,882	8,455,882
Balance at September 30, 2022				18,964,343	17,945,660

Q3, 2022 Interim Financial Results

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended September 30, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

6.SHARE CAPITAL

Authorized:

Unlimited number of no par value common shares. As of September 30, 2022, the Company has 111,890,707 common shares issued and outstanding (111,202,690 as of December 31, 2021).

Aspire “At the Market” (ATM) Common Share Purchase Agreement

On December 23, 2019, the Company entered into an agreement with Aspire Capital Fund, LLC (“Aspire”). Under the terms of this agreement, Aspire committed to purchase up to $35 million of Common Shares for a maximum of 9,729,777 Common Shares.

During 2021, the Company issued 1,600,000 Common Shares to Aspire for proceeds of $2,709. To date, the Company has issued 6,981,048 Common Shares of Titan for total proceeds of $5.2 million. The balance remaining on Aspire’s commitment was 2,748,729 Common Shares (with a maximum value of $29.8 million). The Company did not issue Common Shares to Aspire in 2022 and the agreement expired on June 23, 2022.

7.CONTRIBUTED SURPLUS-WARRANT RESERVE

The Company issued warrants pursuant to the equity offerings in 2020 and 2021. Each warrant entitled the holder to purchase one common share at a fixed price, these warrants were classified as equity under IAS 32. These equity warrants expire between February 24, 2023 and January 26, 2026 and are not revalued at each reporting period.

As at September 30, 2022, the following equity warrants were outstanding:

Issue Date	Expiry Date	Exercise Price	Currency	Number Issued	Number Outstanding
		$
27-Mar-20	27-Mar-25	0.21	USD	154,350	93,100
06-May-20	06-Nov-25	0.45	USD	125,455	73,343
10-Jun-20	10-Jun-24	1.25	USD	1,260,000	643,387
26-Jan-21	26-Jan-26	1.94	USD	518,234	515,834
26-Jan-21	26-Jan-26	2.00	USD	3,709,677	3,123,377
24-Feb-21	24-Feb-23	3.00	USD	4,792,625	4,792,625
24-Feb-21	24-Feb-23	3.00	USD	670,967	670,967
Balance at September 30, 2022				11,231,308	9,912,633

Q3, 2022 Interim Financial Results

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended September 30, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

8.DEPRECIATION AND AMORTIZATION

The following table shows depreciation and amortization expense included in Research and Development (R&D) and General and Administrative (G&A) expenses:

	Three Months Ended		Nine Months Ended
	Sept 30, 2022	Sept 30, 2021	Sept 30, 2022	Sept 30, 2021
	$	$	$	$
Depreciation of ROU assets	87	85	259	218
Depreciation of PPE	87	43	202	104
R&D - Depreciation	174	128	461	322
G&A - Amortization of patent rights	40	40	102	81
Depreciation and Amortization	214	168	563	403

9.SHARE-BASED COMPENSATION

The Company’s share-based compensation plans includes stock options and Restricted Share Units (“RSU”). The Company has reserved up to 15% of the issued and outstanding Common Shares for the granting of stock options and RSUs to eligible Employees, Officers, Directors and external consultants.

Common shares outstanding, September 30, 2022	111,890,707
Common shares reserved for issuance: 15%		16,783,606
Stock options outstanding, September 30, 2022		(7,426,665)
RSU outstanding, September 30, 2022		(5,499,663)
Common shares reserved for future grants		3,857,278

(a) Stock Options

The Company granted stock options to acquire common stock through our stock option plan of which the following are outstanding as September 30:

	2022		2021
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
		$		$
Balance, January 1	5,257,089	1.73	2,923,770	1.76
Granted	4,755,758	0.57	3,316,195	1.99
Forfeited	(2,242,337)	1.82	(19,568)	0.73
Expired	(343,845)	1.59	(84,974)	3.58
Exercised	--	--	(352,133)	1.71
Balance, September 30	7,426,665	0.94	5,783,290	1.87

Q3, 2022 Interim Financial Results

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended September 30, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

(b)Restricted Share Units

The Company granted RSUs to Officers and Directors through our incentive share award plan. Grants of RSUs to Directors vest either immediately or on the date of the next Annual General Meeting. Grants of RSUs to employees vest over a four-year period. The following RSUs are outstanding at September 30:

	2022	2021
Balance at Jan 1	1,581,607	--
Granted	4,758,389	2,253,040
Exercised	(702,000)	--
Cancelled	(132,083)	--
Expired	(6,250)
Balance, September 30	5,499,663	2,253,040

(c)Stock-Based Compensation

The following table shows the stock-based compensation expense.

	Three Months Ended		Nine Months Ended
	Sept 30, 2022	Sept 30, 2021	Sept 30, 2022	Sept 30, 2021
	$	$	$	$
Stock options	278	706	233	1,661
RSUs	637	595	1,226	1,591
Total G&A - Stock options & RSUs	915	1,301	1,459	3,252
Stock options	243	121	587	368
RSUs	88	-	88	-
Total R&D - Stock options & RSUs	331	121	675	368
Share-based compensation expense	1,246	1,422	2,134	3,620

Q3, 2022 Interim Financial Results

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended September 30, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

10.LOSS PER SHARE

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Fully diluted loss per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potential dilutive securities to common shares.

The Company has stock options and awards as potentially dilutive securities. Fully diluted net loss per share excludes all potentially dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially dilutive securities have been excluded from the calculation of fully diluted net loss per share because including them would be anti-dilutive; therefore, basic and fully diluted number of shares is the same for the three and nine months ended September 30, 2022 and 2021.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Numerator:
Net loss	($10,370)	($8,555)	($30,474)	($24,289)
Denominator:
Weighted average number of common shares outstanding for basic EPS	111,664,823	111,127,690	111,397,231	107,520,004
Adjustment for diluted securities[1]	-	-	-	-
Weighted average number of common shares outstanding for diluted EPS	111,664,823	111,127,690	111,397,231	107,520,004

Basic and fully diluted loss per share	($0.09)	($0.08)	($0.27)	($0.23)

[1]The following securities were exercisable and not included in the calculation of fully diluted loss per share:
Stock options	882,180	1,144,385	882,180	1,144,385
RSUs	891,030	175,919	891,030	175,919
Warrants Derivative	17,945,660	18,955,281	17,945,660	18,955,281
Warrants Equity	9,912,633	9,912,633	9,912,633	9,912,633
	29,631,503	30,188,218	29,631,503	30,188,218

Q3, 2022 Interim Financial Results

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended September 30, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

11.FINANCIAL RISK MANAGEMENT

Credit Risk

Credit risk is the risk of financial loss to the Company if a licensee or counter party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company’s cash and cash equivalents consists primarily of deposit investments that are held primarily with Canadian chartered banks or insurance companies.

The Company’s only customer is a large multinational company which does not have a history of non-payment. Credit risk from accounts receivable encompasses the default risk of the Company’s customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company manages this risk by managing its capital structure through continuous monitoring of its actual and projected cash flows. As at September 30, 2022, the Company had cash of $11.6 million. The Company is actively pursuing additional financing to continue the development and regulatory process for the Enos System.

Interest Rate Risk

The financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company’s objectives of managing its cash and cash equivalents is to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts that are considered in excess of day-to-day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash into short-term investments, the Company only places investments with Canadian chartered banks or insurance companies and ensures that access to the amounts placed can be obtained on short notice. A one percent increase/decrease in interest rates would not have resulted in a material increase/decrease in interest income/expense during the quarter ended September 30, 2022.

Currency Risk

The Company’s operating results are subject to changes in the exchange rate of the foreign currencies (primarily Canadian dollar) relative to the US dollar. Any decrease in the value of the Canadian dollar relative to the US dollar has a favourable impact on Canadian dollar denominated operating expenses. A nominal amount of the Company’s cash and cash equivalents are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar.

COVID-19

Since December 31, 2019, the outbreak of a novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, quarantine periods and social distancing protocol, along with the uncertainty around the disease itself, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. Due to the uncertainty caused by the COVID-19 outbreak, the Company is experiencing a longer recruitment cycle for recruiting technical personnel, and travel restrictions have slowed its ability to select and qualify suppliers for certain of its products. Furthermore, contractors and suppliers engaged by the Company may also be impacted by COVID-19 and there is a risk they could fail to meet their obligations to the Company. The effects of these impediments on the Company’s ability to achieve its milestones, including the timeline for completion, is unknown at this time.

Q3, 2022 Interim Financial Results

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended September 30, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

Russia – Ukraine Conflict

The Russian invasion of Ukraine and the responses by governments around the world raises the prospects of increased cybersecurity attacks, strains on global supply chains, increases in energy prices, chip shortages since Russia and Ukraine are critical suppliers of neon gas and palladium used in chip production and challenges in natural resource extraction, refinement and transportation, among other possible impacts. The conflict may have a direct or indirect material adverse impact on the Company’s business, financial condition, results of operations, or cash flows.

Nasdaq Listing

The Company maintains a listing on both the TSX and Nasdaq, providing it access to both the Canadian and U.S. markets. Should the Company not be able to maintain its Nasdaq listing, it may not be able to raise capital in the U.S. in sufficient amounts or at all. As of December 30, 2021, the Company is currently not in compliance with Nasdaq’s minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) since the closing bid price for the Company’s Common Shares listed on Nasdaq was below US$1.00 for 30 consecutive business days. While the Company applied for and was granted an extension to cure such deficiency, if the Company does not evidence compliance by December 26, 2022, it is expected that the Nasdaq will notify the Company that its shares are subject to delisting. The Company continues to evaluate all available options to resolve the deficiency and regain compliance, including if required, the Company seeking shareholder approval to implement a share consolidation to regain compliance with Nasdaq’s minimum bid price requirement.

12.CAPITAL MANAGEMENT

The Company’s objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include manufacturing the Enos System, filing an IDE with the FDA, clinical studies, filing the De Novo application, administrative costs, and intellectual property expansion and protection. The Company defines its capital as cash and cash equivalents and shareholders' equity, which as at September 30, 2022 totaled $18.6 million [December 31, 2021 - $67.6 million].

The Company does not have any debt other than accounts payable and accrued liabilities and lease liabilities. The Company does have commitments related to the Enos System.

In managing its capital, the Company estimates future cash requirements by preparing an annual budget for review and approval by its Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.

Historically, the Company has funded its operations through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares and through license revenue received under licensing agreements. While management regularly monitors the capital markets, general market conditions, and the availability of capital, there are no assurances that funds will be made available to the Company in the required amounts or when required.

On August 25, 2022, the Company’s Form F-3 registration statement became effective (the "Base Shelf") that qualifies for distribution of up to $90.0 million of common shares, warrants, or units (the "Securities") in U.S.

Under the Base Shelf, the Company may sell Securities to or through underwriters, dealers, and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement. Many factors under securities regulations in Canada and the U.S. as well as the Company’s market capitalization may significantly reduce the amount of capital the Company may qualify to raise pursuant to the F-3 registration statement.

The Base Shelf provides the Company with additional flexibility when managing its cash resources as, under certain circumstances, it can shorten the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received as a result of using the Base Shelf would be used in line with the Board approved budget. The Base Shelf is effective until August 25, 2025.

The Company’s Form F-3 registration statement that qualified for the distribution of up to $125.0 million of common shares, warrants or units in either Canada, the U.S. or both expired on July 30, 2022.

13.COMMITMENTS

As of September 30, 2022, the Company is committed to payments totaling $13.3 million (December 31, 2021 - $9.3 million) for activities related to the development of the Enos system.

Q3, 2022 Interim Financial Results